Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

4 February 2013

PRIMA BIOMED ANNOUNCES TWO ACCEPTED ABSTRACTS FOR PRESENTATION AT ISCT

ANNUAL MEETING

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima”, “the Company”) announces that two abstracts related to research and development of CVac™ have been accepted by the International Society for Cellular Therapy (ISCT) for presentation at its 19th annual meeting in Auckland, New Zealand from 22-25 April 2013.

The two poster presentations are;

•

“Qualification of an intracellular cytokine staining (ICS) assay to evaluate mucin 1-specific T cell responses in ovarian cancer patients treated with CVac™ immunotherapy” by Dr. Sharron Gargosky et al.; and

•	“Qualification of the COSTIM assay to determine potency and use in clinical trials” by Dr. Michael Buchholtz et al.

Dr. Gargosky’s poster will describe the use of intracellular cytokine staining (ICS) assays to measure mucin 1-specific T cells in patient’s peripheral blood mononuclear cells (PBMC). Dr. Buchholtz’s poster will describe the process of developing and qualifying the COSTIM assay to assess the potency of a product like CVac™.

Both posters will be presented during the Immunotherapy, Regenerative Medicine, Translational Process Development and Gene Therapy session on Wednesday, 24 April 2013 from 5:00pm to 6:30pm.

ENDS

About Prima BioMed

Prima BioMed is a globally active biotechnology company. As a leader in personalized bio-therapeutic products for cancer, Prima is dedicated to leveraging its current technology and expertise to develop innovative treatment options for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell product currently in clinical trials for ovarian cancer patients who are in remission.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

For further information please contact:

USA Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889